

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Mr. Benjamin W. Hulburt
President and Chief Executive Officer
Eclipse Resources Corporation
2121 Old Gatesburg Road, Suite 110
State College, Pennsylvania 16803

Re: **Eclipse Resources Corporation**
        Draft Registration Statement on Form S-1
        Submitted February 21, 2014
        CIK No. 0001600470

Dear Mr. Hulburt:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3.　　We note that you use the terms "Net Drilling Locations" and "Identified Drilling Locations."　Please revise for consistency or tell us why believe the distinction is appropriate for this map.　In that regard, please revise your reference to "net drilling locations" to refer to such locations as identified net drilling locations consistent with the definition provided on page A-2 of the Glossary of Oil and Natural Gas Terms in Annex A.　Also annotate the map with a bar scale to specify the distances shown on the map.

Industry and Market Data, page iii

4.　　We note that certain market data disclosure is based on investor presentations and reports prepared by third parties, such as Protégé Energy II LLC.　Please provide us with the relevant portions of the public reports you cite.　To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.　We may have additional comments after we review your response.

Summary, page 1

Our Company, page 1

5.　　We note your tabular summary of the total identified gross and net drilling locations presented on page 2 and elsewhere on page 77.　Please expand your disclosure to refer the reader to the risk factors identified on page 29 regarding your gross identified drilling locations.

Our Properties, page 3

Utica Shale, page 3

6.　　You disclose that you "evaluated the results of 55 wells that have been publicly disclosed within the Utica Core Area" and "have analyzed the initial production rate, or IP, Btu content of the wellhead gas and condensate yield for each well and have utilized this data to evaluate the reasonableness of our assumptions related to the production rate, liquids yield and ultimate recovery we project for the wells we plan to drill across our acreage." Please tell us why you have limited your analysis to 55 of the 107 producing horizontal wells noted in your disclosure on page 2.　Also, please expand your disclosure on page 3 and elsewhere on page 78 to refer the reader to the risk factors identified on pages 18, 20 and 22 regarding the uncertainties in your assumptions.

7.   Provide us with support for your statements on page 3 and elsewhere on page 81 that the "Marcellus Shale is the largest unconventional natural gas field in the United States." As part of your response, tell us what matrix you are using to measure "largest."

Midstream Agreements, page 5

8.   Please expand your disclosure to clarify whether you have sufficient contracted firm gathering, processing and fractionation capacity to accommodate all of the proved Utica Shale reserve volumes disclosed as of December 31, 2013. Also, indicate the proportion of your total expected future Utica Shale production, including those volumes associated with non-operated assets, that is covered by existing firm commitments.

Our Competitive Strengths, page 5

9.   Please provide us with the basis for your statement that your net acres within your Marcellus Project Area "will produce higher rich gas with a higher proportion of condensate than most of the Marcellus Shale fairway."

10.   You state that management's economic interest in you will initially be held in the form of incentive units issued by Eclipse Holdings and could increase following completion of this offering. Please revise your disclosure to describe the nature of such incentive units.

Ownership Structure After Giving Effect To our Corporate Reorganization and this Offering, page 10

11.   Please expand your chart to reflect the individuals and entities controlling "Management Funds" and "Management Holdco."

Summary Reserve Data, page 16

12.   Please expand your disclosure to clarify that the SEC prices shown for the years ending December 31, 2013 and 2012 are before such adjustments as quality, energy content, transportation fees and regional price differentials.

Risk Factors, page 18

13.   Please revise to eliminate repetitive disclosure regarding risks. In that regard, we note your risk factor beginning "—There is no existing market for our common stock…" appears to describe the same risks as the risk factor beginning "—The initial public offering price of our common stock may not be indicative…."

We are involved in a lawsuit challenging the validity of one of our leases…, page 18

14.   We note your disclosure at page 18 that many of your other oil and gas leases in Ohio contain provisions identical or similar to those found in the challenged Oxford lease, and your disclosure that if the appeals court affirms the trial court ruling, and if other courts in Ohio adopt a similar interpretation of the provisions in our other leases, there is a risk that many of your Ohio oil and gas leases may be determined to be void if the lessor challenges the validity of the lease. If material, please revise to quantify the potential impact of this risk. Please also refer to comment 39.

"The information regarding third party wells included in this prospectus …", page 18

15.   We note your disclosure in the risk factor referenced above. Please revise your disclosure at page iii to clarify whether you believe that the data you have included in your prospectus related to third party wells is reliable.

"Changes in laws or government regulations regarding hydraulic fracturing could increase our costs…", page 19

16.   We note your disclosure on page 19 regarding the possible impact that new laws or regulations restricting hydraulic fracturing could have on your customers and their exploration and production activities. However, it does not appear that your customers would be engaging in exploration and production activities. Please advise, or revise to clarify how such risks relate to you.

"Eclipse Holdings, which is owned by the Encap Funds, the Management Funds..", page 41

"The stockholders' agreement we expect to enter into…", page 41

17.   We note your disclosure at pages 124 and 125 regarding your stockholders agreement. Please revise the risk factors referenced above to provide a cross-reference to such disclosure and clarify management's relationship with your principal stockholders.

Use of Proceeds, page 50

18.   Please present your Use of Proceeds disclosure in tabular format and revise to specifically identify the amounts to be allocated to each of the identified uses, including your exploration and development program and other capital expenditures. If you have no specific plan for a significant portion of the proceeds, please state this, and discuss the principal reasons for the offering at this time. Refer to Item 504 of Regulation S-K.

19.   You disclose that you intend to use proceeds from this offering to repay borrowings outstanding under your revolving credit facility. However, your capitalization table at page 52 reflects that you have no outstanding borrowings as of February 20, 2014.

Please advise or revise. If you intend to use proceeds from this offering to repay borrowings outstanding under your debt facility, please revise to include the interest rate and maturity of your credit facility. If such debt was incurred within one year, describe the use of the proceeds of such indebtedness, other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

20.   You disclose that you entered into an agreement with Antero Resources to form an area of mutual interest. Please clarify your use of the term "area of mutual interest" and tell us what consideration has been given to describing the material terms in the prospectus and filing such agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Fiscal 2014 Outlook, page 63

21.   Please expand your disclosure regarding your capital budget for the fiscal year ended December 31, 2014 to separately state the amount of drilling and completion expenditures budgeted for proved properties and unproved properties.

Results of Operations, page 63

22.   At page 64, you disclose that your production grew through drilling success as you placed new wells on production and through additions from acquisitions, partially offset by the natural decline of your reserves through production and asset sales. Please revise to quantify the impact of each such item on production growth, if material.

Critical Accounting Estimates, page 72

Revenue Recognition, page 74

23.   Please expand your disclosure to describe the two types of agreements under which you sell your natural gas, NGLs and oil.

24.   Your disclosure related to the accounting for revenue recognition and related transportation costs appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide an analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application. In addition, please expand your discussion of how transportation costs are accounted for and the judgment used by management to support this accounting method. For additional guidance, refer to section V of SEC Release No. 33-8350.

Business, page 76

Our Company, page 76

25.   We note your disclosure here and elsewhere on page 2 that you believe that your 95,300 net acres are located in the most prolific and economic area of the Utica Shale fairway. Contrast for us the producing characteristics and economic parameters of the wells you have selected for analysis relative to the 310 producing horizontal Utica Shale wells in Ohio and the 107 producing horizontal wells located within the five counties in which your acreage is located. Please submit for our review copies of the third-party reports or internal studies that support these qualitative and comparative statements. Please mark these documents or provide page references in your response to the specific sections you have relied upon for each statement. If you are unable to provide support, please revise your disclosure to delete these statements.

Our Properties, page 77

Utica Shale, page 77

26.   You disclose on page 78 and elsewhere on page 3 that you "expect well recoveries and initial production rates within a given type curve area to have a positive linear relationship to the length of the horizontal, resulting in a predictable band of results as measured per 1,000 feet of lateral length." Please tell us why you believe the initial 24 hour producing rate is a reliable indicator for well recoveries. Also provide us with the technical data, analysis and a narrative explanation supporting your statement that "well recoveries and initial production rates within a given type curve area [to] have a positive linear relationship to the length of the horizontal, resulting in a predictable band of results as measured per 1,000 feet of lateral length."

        You may furnish these materials on digital media such as a flash drive or compact disk.

        If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

        If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-628
Attn: John E. Hodgin

27.   Please enhance the illustrations on pages 80 and 82 to clearly distinguish between the portion of your acreage that is prospective for the Utica Shale and the portion of your acreage that is prospective for the Marcellus Shale. Also annotate each map with a bar scale to specify the distances shown on the map.

Activity, page 83

28.   Please provide us with a map similar to the one disclosed on page 80 showing the location for each of the wells listed on page 84.

Oil and Natural Gas Data, page 88

Proved Reserves, page 88

29.   You disclose on page 90 that reasonable certainty can be established by evidence using reliable technology. Please clarify for us the extent to which any of your proved undeveloped reserves disclosed as of December 31, 2013 are attributable to future drilling locations that are more than one offset away from an existing producing well and, if so, tell us the reliable technologies you used.

Proved Undeveloped Reserves (PUDs), page 92

30.   Please provide us with the net quantities of your proved undeveloped reserves that will be developed for each year through 2018 corresponding to the estimated future development costs disclosed on page 92.

Productive Wells, page 93

31.   Please expand the disclosure to separately present your producing wells as either oil wells or gas wells to comply with the requirements under Item 1208(a) of Regulation S-K.

Executive Compensation, page 113

32.   We note your disclosure in this section regarding the incentive units. Please revise your filing to disclose and clarify the material terms of the outstanding incentive units. For example, please revise to clarify how the units vest, and the significance of vesting. In

addition, please clarify the payout triggers for the units, and provide relevant examples. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering. In addition, please clarify who will be responsible for payments made in connection with the incentive units subsequent to the transactions contemplated in this prospectus.

Outstanding Equity Awards at 2013 Fiscal Year End, page 117

33. Please clarify whether you anticipate that this transaction will result in a "change in control" under the Eclipse I LP agreement which would result in a distribution of cash or shares.

Principal and Selling Stockholders, page 119

34. Please revise to identify the person or persons who have voting or investment control over the shares of your common stock owned by Eclipse Holdings, L.P. For guidance, please refer to the Regulation S-K Compliance and Disclosure Interpretations, Question 140.02.

35. Please revise this section to indicate the nature of any position, office or other material relationship which your management team has had with your selling stockholder within the past three years with the registrant or any of its predecessors or affiliates. Please see Item 507 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 124

36. Please revise to disclose any payments made in connection with your Gas Gathering, Processing and Fractionation Agreement with Blue Racer Midstream, LLC and Blue Racer Natrium, LLC. Refer to Item 404(a)(3) of Regulation S-K.

Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note 3 – Supplemental Disclosure of Oil and Natural Gas Operation, page F-7

37. Please revise or tell us why the pro forma standardized measure disclosure presented in your submission does not include adjustments to account for the Oxford Acquisition as if it had taken place on January 1, 2013. Refer to SAB Topic 2D.

Eclipse Resources I, LP

Notes to the Consolidated Financial Statements

38. We note your disclosure referring to the use of an outside third party in determining the purchase price allocation in connection with your acquisition of Oxford. Please tell us how you considered providing a valuation report and consent from this third party valuation expert or remove all references to the use of third party valuation experts from your registration statement. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

Note 10 – Commitments and Contingencies

(a) Legal Matters, page F-33

39. We note your disclosures here and throughout your filing regarding the lawsuit filed by Oxford in October 2011 against Barry M. West, referred to as the West lawsuit. We understand from these disclosures that you have appealed the trial court's judgment that such lease is void and have concluded a material loss is not probable. However, we also note other landowners have now filed complaints similar to those made in the West lawsuit. You have stated: "Consequently, this could result in a loss of the mineral rights and an impairment of the related assets which could have a material adverse impact on the Partnership's financial statements." To further an investor's understanding of the potential impact of the West lawsuit and similar litigation by other landowners, please expand your disclosures throughout the filing to discuss the following:

- the number of gross and net acres of the properties under complaint;
- the amount of reserves subject to complaint and the related classification as proved or unproved and by product type (i.e., oil, natural gas, or natural gas liquids);
- the dollar amount and nature of amounts capitalized in the balance sheets as of December 31, 2013 and 2012 associated with the properties under complaint; and
- the amount of revenues from production from the properties under complaint.

40. From the disclosure on page F-25 of your submission, we note a $32.5 million title and environmental escrow was withheld from the initial purchase price of the Oxford acquisition to provide for certain contingencies. Please tell us whether a potential loss incurred under the West lawsuit would be considered under the provisions of this title escrow, and if so, what impact it would have to your financial statements.

Note 12-Supplemental Oil and Natural Gas Information (unaudited), page F-35

Reserve Quantity Information, page F-35

41.   Please expand your disclosure on page F-37 to explain the change relating to revisions in your 2013 net reserves. Refer to FASB ASC paragraph 932-235-50-5.

Eclipse Resources-Ohio, LLC

Notes to the Financial Statements

Note 1 – Organization and Nature of Operations, page F-46

42.   We note you have defined two entities, Eclipse Resources-Ohio, LLC and The Oxford Oil Company, using the term "Oxford." Please revise the defined terms used to differentiate between these entities in order to remove confusion in the footnote disclosures.

Note 8-Supplemental Oil and Natural Gas Information (unaudited), page F-57

Reserve Quantity Information, page F-58

43.   Please obtain and file a report of the third party as an exhibit to the Registration Statement relating to the disclosure on page F-59 of the estimates of proved reserves at June 25, 2013 and December 31, 2012. Refer to the requirements in Item 1202(a)(8) of Regulation S-K.

Annex A

II-Glossary of Oil and Natural Gas Terms, page A-1

44.   Please revise your definitions of "proved developed oil and gas reserves" and "proved undeveloped reserves" to coincide with the current definitions of developed oil and gas reserves and undeveloped oil and gas reserves set forth in Rule 4-10(a) of Regulation S-X.

Exhibits

45.   Please tell us what consideration you gave to filing your agreements with Blue Racer and Eureka Hunter as exhibits under Item 601(b)(10) of Regulation S-K.

46.   Please file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Exhibits 99.1 & 99.2

47.   We note the reserve reports for the periods ending December 31, 2013 and 2012 disclose
        that the capital costs used in the report do not include the cost of abandoning the
        properties. Please revise the calculation of your standardized measure of discounted
        future cash flows to include the cost associated with the abandonment of your proved
        properties as part of the future development costs. Refer to the guidance provided by the
        Division of Corporation Finance at
        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

        You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan
Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the
financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at
(202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin,
Staff Attorney, at (202) 551-3763 or, in her absence, Laura Nicholson, Staff Attorney, at (202)
551-3584 with any other questions.

                                                Sincerely,

                                                /s/H. Roger Schwall

                                                H. Roger Schwall
                                                Assistant Director